

May 14, 2013

Via E-mail
Mr. Victor Grifols Roura
Chairman of the Board and Chief Executive Officer
Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain

> **Re:** **Grifols, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 5, 2013**
> **File No. 001-35193**

Dear Mr. Ruora:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. Please change, in future filings, the commission file number on the cover page to 001-35193, which is the number used in the EDGAR system.

Item 5. Operating and Financial Review and Prospects
Operating Results

Net Revenues, page 107

2. Please provide us proposed revised disclosure to be included in future filings that
    quantifies your changes in revenues from period to period, attributable to your
    business acquisitions, new products and for existing products, price changes
    versus volume changes. For example, your current disclosure merely indicates
    that your increase in revenues is primarily attributable to the Talecris acquisition
    but does not quantify the impact.   Please see Item 5.A.1 of Form 20-F.

Cost of sales, page 109

3. Please provide us proposed disclosure to be included in future filings that
    describes and quantifies each of the key factors underlying changes in your
    operating results for each period presented, particularly those components of net
    revenue and cost of sales that caused your gross profit percentage to increase from
    46.0% for 2011 to 50.7% for 2012.

Item 18. Financial Statements
Notes to Consolidated Financial Statements

(2) Basis of Presentation
(b) Relevant accounting estimates, assumptions and judgments used when applying
accounting principles, page F-9

4. Please provide us disclosure to be included in future filings that describes and
    quantifies the key assumptions and other major sources of estimation uncertainty
    that have a significant risk of a material adjustment to the carrying amount of your
    assets and liabilities within the next fiscal year. Refer to guidance in paragraph
    129 of IAS 1.

(4) Significant Accounting Principles
(n) Inventories, page F-31

5. Please explain to us your accounting treatment for those costs associated with
    your plasma collection process, including your operation of the 150 collection
    centers and other associated costs, as described on pages 60-61. Explain your
    basis for expensing these costs or capitalizing them as plasma raw materials
    inventory.

(17) Equity, page F-54

6. We are unable to locate the authorized share disclosure or the reconciliation required by paragraphs 79(a) (i) and 79(a)(iv) of IAS 1. Please provide this information as proposed disclosure to be included in future filings or explain to us where it is located in your filing.

(22) Financial Liabilities, page F-63

7. You appear to have accounted for the 29 February 2012 amendment to your senior debt agreement as a modification rather than an extinguishment. Please explain to us your basis for this accounting treatment and how it is consistent with the accounting policy described on pages F-29 and F-30. Refer us to the technical guidance upon which you relied. Also, provide us a summary of your accounting treatment for this amendment, particularly how it impacted your 2012 operating results. For example, given the €43.8 million cost of this refinancing, explain the factors that caused your unamortized financing costs to decrease from €281 million at December 31, 2011 to €190 million at December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant